NO ACT

NO
12-20-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005665

January 31, 2011

Taavi Annus
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-11

Re: Express Scripts, Inc.
Incoming letter dated December 20, 2010

Dear Mr. Annus:

This is in response to your letter dated December 20, 2010 concerning the shareholder proposals submitted to Express Scripts by John Chevedden and the SEIU Master Trust. We also have received letters from John Chevedden dated December 28, 2010, January 6, 2011, January 13, 2011, and January 17, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Eunice Washington
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

January 31, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Express Scripts, Inc.
Incoming letter dated December 20, 2010

The first proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The second proposal urges the board to amend the bylaws to allow holders of 20% of the company's outstanding shares of common stock to call a special meeting of stockholders.

There appears to some basis for your view that Express Scripts may exclude the first and second proposals under rule 14a-8(i)(9). You represent that the board of directors of Express Scripts is expected to include, among the matters to be voted on at the upcoming stockholders' meeting, a board-sponsored proposal to amend Express Scripts' bylaws to give holders of 35% of Express Scripts' outstanding common stock the right to call a special meeting. You indicate that the first and second proposals and the proposal sponsored by Express Scripts directly conflict and that inclusion of the first and second proposals and the proposal sponsored by Express Scripts would present alternative and conflicting decisions for shareholders. You also indicate that an affirmative vote on each of these proposals would result in an inconsistent and ambiguous mandate for the board. Accordingly, if the proposal sponsored by Express Scripts, as described in the no-action request, is included in the company's proxy materials for the upcoming stockholders' meeting, we will not recommend enforcement action to the Commission if Express Scripts omits the first and second proposals from its proxy materials in reliance on rule 14a-8(i)(9).

If the proposal sponsored by Express Scripts, as described in the no-action request, is not included in the company's proxy materials for the upcoming stockholders' meeting, there appears to be some basis for your view that Express Scripts may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Express Scripts' 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Express Scripts omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 17, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Express Scripts, Inc. (ESRX)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This further responds to the December 20, 2010 request to avoid this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

The company has not advised whether it consulted with the Staff regarding its 2011 annual meeting proxy on the question of whether it would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve 10% of shareholders to be able to call a special meeting?
2) Do shareholders approve 35% of shareholders to be able to call a special meeting?
3) Negative: Do shareholders approve a delay and an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?

4) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

This is increasingly important because the unnecessary company proposal will not disclose to shareholders in the annual meeting proxy that:

1) The company is spending shareholder money to conduct an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation.

2) The company is spending shareholder money in using an unnecessary shareholder proposal as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on a similar topic.

It would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

One at least partial potential remedy would be to give shareholders the opportunity to vote on one proposal for 10% of shareholders to be able to call a special meeting and another proposal for of 35% of shareholders to be able to call a special meeting

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to avoid shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to avoid a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own toothless proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

The company proposes to "present alternative and conflicting decisions for the stockholders" and "create the potential for inconsistent and ambiguous results." Especially when a company goes out of its way to spend shareholder money (without their knowledge) to schedule an unnecessary shareholder vote which triggers a delay in a reform, a company should not be given extra latitude to bundle positive and negative issues and furthermore hide the context of its actions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Steve Abrecht <steve.abrecht@seiu.org>
Keith J. Ebling <kebling@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, November 12, 2010,
November 30, 2010 revision at company request]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appeared not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Express Scripts, Inc. (ESRX)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This further responds to the December 20, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

The company has not advised whether it consulted with the Staff regarding its 2011 annual meeting proxy on the question of whether it would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve a shareholder right to call a special meeting?
2) Do shareholders approve 10% or 35% of shareholders to be able to call a special meeting?
3) Negative: Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?

4) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Steve Abrecht <steve.abrecht@seiu.org>
Keith J. Ebling <kebling@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, November 12, 2010,
November 30, 2010 revision at company request]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appeared not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Express Scripts, Inc. (ESRX)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This further responds to the December 20, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve a shareholder right to call a special meeting?
2) Do shareholders approve 10% or 35% of shareholders to be able to call a special meeting?
3) Do shareholders approve an unnecessary shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
4) Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Steve Abrecht <steve.abrecht@seiu.org>
Keith J. Ebling <kebling@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, November 12, 2010,
November 30, 2010 revision at company request]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appeared not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Express Scripts, Inc. (ESRX)
Special Meeting Topic at 10%
John Chevedden

Ladies and Gentlemen:

This responds to the December 20, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up an unnecessary shareholder vote.

It seems that in order to block this proposal that the company plans to submit only one company proposal for shareholder vote – one company proposal that implicitly presents "alternative and conflicting decisions for stockholders" on the issues involved here and thereby impermissibly bundle more than one issue.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,


John Chevedden

cc:
Steve Abrecht <steve.abrecht@seiu.org>
Keith J. Ebling <kebling@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, November 12, 2010,
November 30, 2010 revision at company request]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appeared not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***



Taavi Annus
Associate
Direct: 314-259-2037
Fax: 314-552-8037
taavi.annus@bryancave.com

Bryan Cave LLP
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December 20, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Express Scripts, Inc. – Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposals Submitted by John Chevedden and SEIU Master Trust

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that our client, Express Scripts, Inc., a Delaware corporation (the "**Company**"), intends to omit from its proxy statement (the "**2011 Proxy Statement**") for its 2011 annual meeting of stockholders (the "**2011 Annual Meeting**") (i) a stockholder proposal submitted by Mr. John Chevedden under cover of letter dated November 12, 2010 ("the **Original Chevedden Proposal**," and the proposal with the revised supporting statement as described below, the "**Chevedden Proposal**"), and (ii) a stockholder proposal (the "**SEIU Proposal**," and collectively with the Chevedden Proposal, the "**Proposals**") submitted by SEIU Master Trust ("**SEIU**") under cover of letter dated November 23, 2010 (Mr. Chevedden and SEIU each being a "**Proponent**"). Copies of the Original Chevedden Proposal, the Chevedden Proposal and SEIU Proposal, together with Proponents' supporting materials, are attached hereto as **Exhibit A**, **Exhibit B**, and **Exhibit C**, respectively. Following receipt of the Original Chevedden Proposal, the Company advised Mr. Chevedden of a factual error in his supporting statement. Mr. Chevedden sent a revised version of the supporting statement to the Company on November 30, 2010. Related correspondence is attached hereto in **Exhibit D**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits

the Proposals from the 2011 Proxy Statement.

The Company expects to file its definitive 2011 Proxy Statement with the Commission on or about the week of March 14, 2011, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponents.

Pursuant to Rule 14a-8(k) and SLB 14D, the Proponents are requested to copy the undersigned on any correspondence they may choose to make to the Staff.

I. The Proposals

The full text of the proposed stockholder resolution contained in the Chevedden Proposal is the following:

"RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board."

The full text of the proposed stockholder resolution contained in the SEIU Proposal is the following:

"RESOLVED, that stockholders of Express Scripts, Inc. ("Express Scripts") urge the board of directors to amend the bylaws to allow holders of 20% of the outstanding shares of common stock to call a special meeting of stockholders."

II. The Proposals May Be Excluded Under Rule 14a-8(i)(9) because both of them directly conflict with one of the Company's own proposals to be submitted for stockholder vote at the 2011 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that conflicting proposals need not be "identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available." *SEC Release No. 34-40018*, at n.27 (May 21, 1998). The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for the board and the management.

A. Company's Bylaws and Board's Expected Action

Section 1.2 of the Third Amended and Restated Bylaws (the "**Bylaws**") of the Company currently provides that, subject to any rights of the preferred stockholders, special meetings of the stockholders may be called by the chairman of the Board of Directors of the Company (the "**Board**") or the chief executive officer or by resolution of the Board. The Board is expected to submit a proposal for a stockholder vote at the 2011 Annual Meeting to amend the Bylaws to grant stockholders who hold 35% of the Company's outstanding common stock the right to call a special meeting (the "**Company Proposal**").

B. The Proposals Directly Conflict with the Company Proposal

The Chevedden Proposal and the SEIU Proposal request that the Board amend the Bylaws and each appropriate governing document to give holders of 10% or 20%, respectively, of the Company's outstanding common stock. The Company Proposal is expected to include an ownership threshold at 35%.

The Staff has consistently taken the position that when a stockholder proposal and a company-sponsored proposal present alternative and conflicting decisions for stockholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the stockholder proposal may be excluded under Rule 14a-8(i)(9). The Staff has held on numerous recent occasions that a company may exclude a special meeting stockholder proposal with a 10% ownership threshold under Rule 14a-8(i)(9) if the threshold in that proposal differs from the threshold in a company's special meeting proposal to be submitted to stockholders for approval at the same meeting. The companies' proposals have contained various ownership threshold levels, e.g.:

- 40% of the outstanding common stock (*see, e.g., Genzyme Corp.* (March 1, 2010); *Medco Health Solutions, Inc.* (January 4, 2010; recon. denied January 26, 2010); *International Paper Co.* (March 17, 2009); *EMC Corp.* (February 24, 2009));

- 35% of the outstanding common stock (*see, e.g., Liz Claiborne, Inc.* (February 25, 2010)); and

- 25% of the outstanding common stock (*see, e.g., The Hain Celestial Group, Inc.* (September 16, 2010; recon. denied October 6, 2010); *Raytheon Co.* (March 29, 2010); *Lowe's Cos., Inc.* (March 22, 2010)).

In a number of instances, the Staff has agreed with companies that the special meeting stockholder proposal could be excluded based on a conflicting company proposal, when the conflicting proposal would seek stockholder approval to amend the bylaws, even though the board may have been entitled to amend the bylaws without further stockholder input. *See, e.g., The Hain Celestial Group, Inc.* (September 16, 2010; recon. denied October 6, 2010); Lowe's Cos., Inc. (March 22, 2010); *International Paper Co.* (March 11, 2010); *Pinnacle West Capital Corp.* (March 1, 2010); *International Paper Co.* (March 17, 2009).

Similarly to the precedents listed above, if the Board includes the Company Proposal in its proxy materials for the 2011 Annual Meeting, the Proposals would directly conflict with the Company Proposal, because both Proposals include different ownership thresholds than the Company Proposal.

The Proposals and the Company Proposal would present alternative and conflicting decisions for stockholders, and an affirmative vote on each of these proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Board. The Company cannot institute an ownership threshold that is set at 10% or 20% (as requested by Proponents), and 35% at the same time. This is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent. Accordingly, the Company believes that the Proposals may be excluded under Rule 14a-8(i)(9) because both of them directly conflict with one of the Company's own proposals to be submitted for stockholder vote at the 2011 Annual Meeting.

III. The SEIU Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted by Another Proponent That Will Be Included in the 2011 Proxy Statement.

In the event that the Staff does not concur with the Company's view that the Proposals may be excluded under Rule 14a-8(i)(9) for the reasons set forth above, the Company believes that the SEIU Proposal may also be excluded under Rule 14a-8(i)(11).

The Company received the Original Chevedden Proposal on November 12, 2010, and the SEIU Proposal on November 23, 2010. The revised Chevedden Proposal did not modify the proposal itself and contained only such revisions to the supporting statement as the Company suggested to be made, namely, the deletion of an inaccurate statement in the supporting statement. Accordingly, the SEIU Proposal was submitted after the Chevedden Proposal.

Rule 14a-8(i)(11) permits the exclusion from a company's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See SEC Release No. 34-12999* (November 22, 1976). The Staff has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993).

Although the wording of the Proposals differ, the principal thrust of the SEIU Proposal is identical to the Chevedden Proposal – granting the Company's stockholders the right to call special stockholder meetings. The main difference, besides the wording of the proposed resolution and the supporting statement, is the ownership threshold at which stockholders may call a special meeting (10% in the Chevedden proposal, 20% in the SEIU Proposal). However, this difference does not change the same central focus of both proposals.

The Staff has previously indicated that special meeting proposals with a different ownership threshold at which stockholders may request special meetings are still substantially duplicative. *See Metromedia International Group, Inc.* (March 27, 2001) (the first proposal contained an ownership

threshold of 1,500,000 shares of common stock; the second proposal contained no specific ownership threshold). In more recent no-action letters, the Staff has continued to agree with the companies that differences in the details of the proposals do not remedy the otherwise substantially duplicative nature of the proposals. For example, in *Honeywell International, Inc.* (February 15, 2008) the first proposal requested the adoption of a five part "executive compensation plan," whereas the second proposal requested that "75% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based." The Staff agreed with the company that the second proposal could be excluded because it was substantially duplicative of the first proposal.

While the Chevedden Proposal and the SEIU Proposal differ in terms and implementation methodology, they clearly address the same core issue – the right of stockholders to call a special meeting. Accordingly, if the Company is required to include the Chevedden Proposal in the 2011 Proxy Statement, the SEIU Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Chevedden Proposal that was previously submitted to the Company.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposals from its 2011 Proxy Statement, provided that the Company will submit the Company Proposal for a stockholder vote at its 2011 Annual Meeting.

If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or R. Randall Wang at 314-259-2149. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Taavi Annus

Enclosures

cc: Mr. John Chevedden
Ms. Eunice Washington, Executive Director of Benefit Funds, SEIU (via FedEx)
Keith J. Ebling, Esq.
R. Randall Wang, Esq.

Exhibit A

Original Chevedden Proposal

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. George Paz
Chairman of the Board
Express Scripts, Inc. (ESRX)
One Express Way
Saint Louis MO 63121
PH: 314 996-0900

Dear Mr. Paz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 12, 2010
Date

cc: Keith J. Ebling <kebling@express-scripts.com
Corporate Secretary
Martin Akins <MAkins@express-scripts.com>
Associate General Counsel
PH: (314) 692-1983
Susan Barber <SBarber@express-scripts.com>
Corporate Legal Assistant
PH: 314-692-1984
FX: 800-417-8163

[ESRX: Rule 14a-8 Proposal, November 12, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley. This proposal topic is thus one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 81%-support at our 2010 annual meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appear not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 12, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 65 shares of Express Scripts, Inc. (ESRX) common stock, CUSIP #302182100 since at least November 25, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

Exhibit B

Chevedden Proposal

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. George Paz
Chairman of the Board
Express Scripts, Inc. (ESRX)
One Express Way
Saint Louis MO 63121
PH: 314 996-0900

NOVEMBER 20, 2010 REVISION

Dear Mr. Paz,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 12, 2010
Date

cc: Keith J. Ebling <kebling@express-scripts.com
Corporate Secretary
Martin Akins <MAkins@express-scripts.com>
Associate General Counsel
PH: (314) 692-1983
Susan Barber <SBarber@express-scripts.com>
Corporate Legal Assistant
PH: 314-692-1984
FX: 800-417-8163

[ESRX: Rule 14a-8 Proposal, November 12, 2010,
November 30, 2010 revision at company request]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" for executive pay with $10 million for our CEO George Paz.

Executive incentives were semi-earned for underperformance (35% vested if our company's performance versus the Peer Group was at the 40th percentile). Our CEO was entitled to a potential payout of up to $40 million upon a change in control. The Corporate Library said our CEO stock ownership guideline should be 10-times base salary instead of 4-times. Executive pay practices appeared not aligned with shareholder interests.

Director Barrett Toan had 20-years long-tenure and was inside-related – two strikes against independence. Seymour Sternberg had 18-years long-tenure, received our highest negative votes and was nonetheless assigned to our Audit and Nominations Committees.

Our board was the only significant directorship for 5 of our 12 directors. This could indicate a lack of current transferable director experience for a significant percentage of our directors. Two directors were beyond age 72. This included Frank Borelli, who was assigned to our Audit and Nomination Committees like Mr. Sternberg above.

We also had no shareholder right to act by written consent, to have a watchdog independent chairman or right to vote on our poison pill, which is in place until at least mid-2011.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit C

SEIU Proposal

See attached.



November 23, 2010

Keith J. Ebling
Office of the Corporate Secretary
Express Scripts Headquarters
One Express Way
St. Louis, MO 63121
(314) 996-0900

Via UPS Overnight
Also via Email: kebling@express-scripts.com

Dear Mr. Ebling:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2010 proxy statement of Express Scripts (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Express Scripts shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact Steve Abrecht at (202)730-7051 if you have any questions.

Sincerely,

Eunice Washington
Executive Director of Benefit Funds

cc: Steve Abrecht

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

2908 440hwa 9 05



RESOLVED, that stockholders of Express Scripts, Inc. ("Express Scripts") urge the board of directors to amend the bylaws to allow holders of 20% of the outstanding shares of common stock to call a special meeting of stockholders.

SUPPORTING STATEMENT

Express Scripts stockholders currently do not have the power to call special meetings of stockholders or to act by written consent in lieu of a meeting. Express Scripts' bylaws provide that only the board, the board chairman or the chief executive officer can call a special meeting. In our opinion, prohibiting both stockholder-called special meetings and action by written consent gives management too much control over the timing of stockholder action.

Stockholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit consideration before the annual meeting. Stockholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot before the next annual meeting.

For those reasons, this proposal asks Express Scripts' board to amend the bylaws to establish a process by which holders of 20% of Express Scripts' outstanding common shares may demand that a special meeting be called. The corporate laws of many states (though not Delaware, where Express Scripts is incorporated) provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Accordingly, we view a 20% threshold as striking a reasonable balance between enhancing stockholder rights and avoiding excessive distraction and cost to the company.

Many institutional investors and organizations advocate allowing stockholders to call a special meeting. American Funds, Fidelity and Vanguard, are among the mutual fund families supporting stockholders' right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the Connecticut Retirement Plans and Trust Funds, the New York City Employees Retirement System and the California Public Employees Retirement System also favor giving stockholders this right.

In the 2010 proxy season, 13 proposals asking that stockholders be given the right to call a special meeting obtained support from holders of a majority of shares voted, according to proxy solicitor Georgeson. (Georgeson 2010 Annual Corporate Governance Review, at 37-38) Leading companies such as Allstate, Alaska Air Group and The Pep Boys Manny Moe & Jack gave stockholders the right to call a special meeting in 2010.

We urge stockholders to vote for this proposal.



RAY MANNARINO, CFA, CPA
Vice President

TEL (212) 895-4909
FAX (212) 895-4524
raymondmannarino@amalgamatedbank.com



November 23, 2010

Ms. Eunice Washington
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle
Suite 900
Washington, DC 20036

Re: Express Scripts: Cusip 302182100

Dear Ms. Washington,

Amalgamated Bank is the record owner of 50,330 shares of common stock (the "shares") of Express Scripts Inc., beneficially owned by SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account. ***FISMA & OMB Memorandum M-07-16*** The SEIU Master Trust had held shares continuously for at least one year on 11/23/10 and continues to hold shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 895-4909.

Regards,

Ray Mannarino

Ray Mannarino
Vice President
Amalgamated Bank

CC: Vonda Brunsting
Joseph Brunken



Exhibit D

Correspondence Regarding Chevedden Proposal

See attached.

From: McGinnis, Chris A. (EHQ) [CAMcGinnis@express-scripts.com]
Sent: Monday, November 29, 2010 6:57 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Express Scripts, Inc. Stockholder Proposal

Mr. Chevedden,

As requested, I am writing to confirm receipt of your stockholder proposal dated November 12, 2010 regarding the holders of 10% or more of our outstanding common stock to call a special shareholder meeting.

We respectfully request that you amend your proposal to delete the last clause of the second sentence in the fourth paragraph ("such as the Simple Majority Vote proposal that won our 81%-support at our 2010 annual meeting"). This clause is materially false and may have been inadvertently included in your proposal as we did not have a stockholder proposal vote regarding Simple Majority in 2010. Furthermore, no stockholder proposal received 81% of the vote in 2010 (the highest support for any stockholder proposal was ~31% of shares entitled to vote).

Thank you for your consideration. Please feel free to contact me should you have any questions.

Chris A. McGinnis
Assistant General Counsel
Express Scripts, Inc.
One Express Way
Mail Route HQ2E03
St. Louis, MO 63121
314.684.6306
TSM*KEYWORD

CONFIDENTIAL & PRIVILEGED COMMUNICATION

This email and any attachment hereto constitutes a legally confidential communication from the Legal Department of Express Scripts, Inc. The information contained herein is subject to attorney-client privilege and is for the sole use of the original addressee. If you are not the original addressee, you are hereby notified that any reading, disclosure, copying, distribution, use, or taking of any action in reliance on the contents contained herein is strictly prohibited. If you have received this message in error, please delete this message from your system immediately and notify the sender.

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Monday, November 29, 2010 8:28 PM

To: McGinnis, Chris A. (EHQ)

Subject: Express Scripts, Inc. Stockholder Proposal (ESRX)

Mr. McGinnis, Thank you for the acknowledgement. I will review your comments and reply.
Sincerely,
John Chevedden

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, November 30, 2010 6:27 PM
To:	McGinnis, Chris A. (EHQ)
Subject:	Rule 14a-8 Proposal Revision (ESRX)
Attachments:	CCE00004.pdf



CCE00004.pdf (585 KB)

Mr. McGinnis,
Please see the attached Rule 14a-8 Proposal Revision.
Sincerely,
John Chevedden